Exhibit 99.1

EPL Intermediate, Inc. Announces Results for the
13 Weeks Ended March 31, 2008

COSTA MESA, CA.— (BUSINESS WIRE) – May 8, 2008 - EPL Intermediate, Inc. (“El Pollo Loco” or the “Company”), parent company of El Pollo Loco, Inc., today reported results for the 13 weeks ended March 31, 2008.

El Pollo Loco reported operating revenues for the 13-week period ended March 31, 2008 of $71.2 million, which is an increase of $4.4 million, or 6.5%, over operating revenues for the 13-week period ended March 31, 2007 of $66.8 million. Operating revenues include both sales at company-owned stores and franchise revenues. Increases in company-operated restaurant revenue are attributed to growth in new company-operated restaurants and increases in same store sales.

Same-store sales for the system (includes both company and franchise locations) increased 1.8% in the first quarter of 2008. Restaurants enter the comparable restaurant base for same-store sales the first full week after that restaurant’s 15-month anniversary.

Operating income decreased $1.4 million, or 17.3%, to $6.4 million for the first 13 weeks of 2008 from $7.8 million for the first 13 weeks of 2007. Items impacting the comparison of operating income include:

•
an increase in product cost of $2.4 million, or 12.5%, to $21.6 million for the first 13 weeks of 2008 from $19.2 million for the first 13 weeks of 2007. These costs were 32.6% as a percentage of restaurant revenue for the first quarter of 2008 compared to 30.7% for the same period of 2007. The 1.9% increase in the first 13 weeks of 2008 resulted primarily from increased commodity costs and heavier promotional discounting.

•
an increase in payroll and benefit expenses of $1.4 million, or 8.4%, to $17.7 million for the first 13 weeks of 2008 from $16.3 million for the same period in 2007. As a percentage of restaurant revenue, these costs increased 0.6% to 26.7% for the first 13 weeks of 2008 from 26.1% for the same period of 2007. This increase is primarily attributed to the California minimum wage increase effective January 1, 2008 and higher spending on manager training.

•
a 0.9% increase in restaurant other operating expense (includes utilities, repair and maintenance, advertising, property taxes, occupancy and other operating expenses) as a percentage of restaurant revenue, resulting primarily from a 0.4% increase in occupancy costs as a percentage of revenue and a 0.2% increase in utilities as a percentage of revenue due to higher gas prices in the current period. Also contributing to the increase was a 0.1% increase in advertising expense as a percentage of revenue. Advertising expense each quarter may be above or below our planned annual rate of 4% of revenue, depending on the timing of marketing promotions and the relative weights and prices of media spending.

Interest expense, net of interest income, decreased $0.1 million, or 2.1%, to $7.2 million for the first 13 weeks of 2008 from $7.3 million for the first 13 weeks of 2007. Average debt balances for the first 13 weeks of 2008 decreased to $256.8 million compared to $260.8 million for the first 13 weeks of 2007.

Our provision for income taxes consisted of an income tax benefit of $0.3 million in the first 13 weeks of 2008 compared to income tax expense of $0.2 million in the first 13 weeks of 2007.

As a result of the factors cited above, there was a net loss for the 13 weeks ended March 31, 2008 of $0.5 million compared to net income of $0.2 million for the same 13 weeks of 2007.

Commenting on results for the first 13 weeks of 2008, Stephen E. Carley, president and CEO of El Pollo Loco, Inc. said, “Consumers are being affected by the economy more dramatically this year as they struggle with the sustained effect of soaring gasoline costs, rising food prices, declining home values and the prospect of a recession. At the same time, restaurant companies are tackling record increases in commodity costs. Despite the convergence of these challenges, we are pleased to continue to deliver positive system-wide same-store sales growth.”

Focusing on the Company’s approach in reaching consumers in a challenging economy, Carley explained, “We are focused on building sales at both lunch and dinner by providing value to our guests and fresh, flavorful food featuring our signature flame-grilled chicken that they cannot find anywhere else,” Carley said. “The debut of our Queso Crunch Burrito during the first quarter of 2008 generated impressive response and drove traffic at lunch, while our family meal promotion helped sustain family meal sales in a tough economic environment.”

El Pollo Loco’s restaurant count changes for the first 13 weeks of 2008 are as follows:

	Company	Franchised Stores	Total
December 26, 2007	159	230	389
Opened	2	2	4
Closed	-	(2)	(2)

At March 31, 2008	161	230	391

Addressing the Company’s growth, Mr. Carley said, “We are experiencing remarkable momentum with our restaurant expansion. We and our franchisees opened four new restaurants in the first quarter of 2008 and an additional eight locations since the end of the first quarter through today.”

Included in this group of newly opened El Pollo Loco locations are two restaurants in Georgia, one in Illinois, two in Nevada, three in Arizona, three in California, and the Company’s first restaurant in the state of Washington.” El Pollo Loco currently operates 399 restaurants; 236 are franchise owned and 163 are company owned.

The Company plans to open approximately ten company-operated restaurants in 2008 and a moderately increasing number of company-operated restaurants in succeeding years. El Pollo Loco franchisees are expected to open up to 40 restaurants in 2008.

System-wide Sales

Included above are franchise and system-wide same-store sales information. System-wide sales are a financial measure that includes sales at all company-owned stores and franchise-owned stores, as reported by franchisees. Management uses system-wide sales information internally in connection with store development decisions, planning and budgeting analyses. Management believes system-wide sales information is useful in assessing consumer acceptance of the Company’s brand and facilitates an understanding of financial performance as the Company’s franchisees pay royalties and contribute to advertising pools based on a percentage of their sales.

Safe Harbor Statement

This news release contains forward-looking statements, which are statements that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. They may contain words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan,” “will,” “should,” “may,” “could” or words or phrases of similar meaning. The statements reflect management's current expectations regarding future events. Risk factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to, concerns about food-borne illnesses; negative publicity, whether or not valid; adverse public perception due to the occurrence of avian flu; increases in the cost of chicken; an adverse ruling in our appeal of adverse judgments rendered in litigation involving El Pollo Loco-Mexico which could result in the imposition of significant monetary damages and loss of rights to the trademarks in Mexico; our dependence upon frequent deliveries of food and other supplies; our sensitivity to events and conditions in the greater Los Angeles area; our reliance in part on our franchisees; our vulnerability to changes in consumer preferences and economic conditions; our ability to compete successfully with other quick service and fast casual restaurants; and other risk factors listed from time to time in the Company's reports filed with the Securities and Exchange Commission. Statements about the Company’s past performance are not necessarily indicative of its future results. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as the result of new information, future events or otherwise.

About the Company

El Pollo Loco® is the nation’s leading restaurant concept specializing in flame-grilled chicken. Headquartered in Costa Mesa, California, El Pollo Loco, Inc. operates a restaurant system comprised of 161 company-operated and 230 franchised restaurants (as of March 31, 2008) located primarily in California, with additional restaurants in Arizona, Nevada, Texas, Colorado, Illinois, Georgia, Connecticut, Massachusetts and (as of May 5, 2008) in Washington. El Pollo Loco’s menu features the Company’s signature citrus-marinated, flame-grilled chicken in individual and family-size meals, along with a variety of contemporary, Mexican-inspired entrees containing the Company’s signature chicken as the central ingredient, including its specialty Pollo Bowl® entrees, pollo salads, signature grilled burritos, tacos, quesadillas, Grilled Chicken Nachos, and Chicken Tortilla Soup. Chicken meals are served with a choice of corn or flour tortillas, freshly-prepared salsas and an assortment of side orders. For more information about the Company, visit www.elpolloloco.com.

Contacts:	Joe Stein	Julie Weeks
	Chief Financial Officer	Vice President of Communications
	El Pollo Loco, Inc.	El Pollo Loco, Inc.
	714.599.5155	714.599.5150
	jstein@elpolloloco.com	jweeks@elpolloloco.com

Summary Financial Information

EPL INTERMEDIATE, INC.
(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc.)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands)

	13 Weeks Ended March 31,
	2007	2008

OPERATING REVENUE:
Restaurant revenue	$62,449	$66,326
Franchise revenue	4,370	4,852

Total operating revenue	66,819	71,178

OPERATING EXPENSES:
Product cost	19,201	21,594
Payroll and benefits	16,315	17,684
Depreciation and amortization	2,794	2,985
Other operating expenses	20,711	22,467

Total operating expenses	59,021	64,730

OPERATING INCOME	7,798	6,448

INTEREST EXPENSE—Net	7,328	7,172

INCOME (LOSS) BEFORE PROVISION
FOR INCOME TAXES	470	(724)

PROVISION (BENEFIT) FOR INCOME TAXES	236	(268)

NET INCOME (LOSS)	$234	$(456)

	13 Weeks Ended
	March 31,
	2007	2008

Operating Statement Data:
Restaurant revenue	100.0%	100.0%
Product cost	30.7	32.6
Payroll and benefits	26.1	26.7
Depreciation and amortization	4.5	4.5
Other operating expenses	33.2	33.9
Operating income	12.5	9.7
Interest expense	11.7	10.8
Income (loss) before income taxes	0.8	(1.1)
Net income (loss)	0.4	(0.7)
Supplementary Operating Statement Data:
Restaurant other operating expense	21.2	22.1
Franchise expense	1.6	1.5
General and administrative expense	10.4	10.3
Total other operating expenses	33.2	33.9